Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following blog post and communications were made by Pubco, Asheesh Birla, Pubco’s Chief Executive Officer, and Sagar Shah, Pubco’s Chief Business Officer, on January 29, 2026:

Unlocking XRP Liquidity: Why Evernorth is Leaning In on the XRP Lending Protocol

By: Sagar Shah, Chief Business Officer, Evernorth

XRP has spent over a decade as a powerhouse for payments and cross-border settlement. But for years, one question has persisted for institutional holders and long-term believers: “How do we put our XRP to work?” Unlike Proof-of-Stake networks, XRP hasn’t traditionally offered a native way to generate yield on "idle" assets.

That could soon change.

Today, we are thrilled to announce Evernorth’s intent to utilize the upcoming XRP Lending Protocol (XLS-66) as a core pillar of our digital asset strategy. This isn't just another DeFi experiment; it's what we believe could be a fundamental shift in how institutional liquidity moves onchain. By participating in this native lending ecosystem, Evernorth aims to help unlock what could be a multi-billion dollar annual yield opportunity for the XRP community.

In this post, we’ll break down the business case for this move, why we chose a native protocol over "bridging," and how this new amendment may create a supply-and-demand flywheel that could influence XRP’s market dynamics.

The Native Revolution: Bringing Yield to the "Idle" Giant

XRP currently holds a market cap of approximately $100+ billion*, yet much of that capital sits in cold storage or centralized exchanges, waiting for the right utility to bring it onchain.

The Lending Protocol (XLS-66) is designed to act as the missing engine. It would allow holders like Evernorth to deposit XRP into Single-Asset Vaults (SAV). These vaults aren't your typical "black box" lending pools; they are native primitives that are designed to enable institutional-grade, fixed-term, and fixed-rate loans.

How it Works

At its simplest, the protocol is designed to create a streamlined pipeline between those with capital and those who need it:

•	Lenders: Deposit liquidity into a dedicated XRP vault.

•	Institutional Borrowers: Draw XRP loans to power their business strategies, such as market making or collateral management, without having to liquidate their own positions.

•	Expected Outcome: A scalable, secure yield product that keeps XRP onchain and productive.

If the protocol achieves its target benchmark yield and attracts broad participation, the ecosystem could generate billions in annual value that previously didn't exist.

* As of January 28, 2026, based on a circulating supply of ~60B units of XRP; market capitalization fluctuates and this figure is provided for illustrative purposes only.

Security and Tax Efficiency: The "Why Native" Decision

When institutions look at DeFi, they often face a dilemma: Do we bridge our assets to another chain to find yield? For Evernorth, the case  for native yield is compelling, and here is why:

Bridging XRP to an external network typically triggers two major challenges:

1.	Tax Events: In many jurisdictions, the act of "wrapping" or "bridging" an asset can be viewed as a taxable disposal of the original asset. This creates immediate friction for large-scale institutional moves.

2.	Smart Contract Risk: Bridging requires trusting a third-party bridge or a new, unproven smart contract environment.

The Native Advantage

The XRP Lending Protocol is a native feature. It doesn't require "wrapping" your XRP or moving it to a separate ledger. It inherits 13 years of XRP operational history. For an institution like Evernorth, this means we could access yield while keeping our assets on a ledger with a proven track record.

Beyond Spreadsheets: Solving the Reconciliation Nightmare

A common question we hear is: "Why not just do a simple wallet-to-wallet loan?" On the surface, it seems easy. In practice, for a fintech or financial institution, it can be an operational headache.

Manual, off-chain lending between two wallets creates a Triple Database Problem:

•	The Lender has their database tracking interest and terms.

•	The Borrower has their database tracking repayments.

•	Middlemen (like custodians or auditors) have a third set of records.

This fragmentation leads to "reconciliation error risk". If the price of XRP fluctuates between the time of deposit and the time of repayment, or if an interest calculation differs by a fraction of a percent, the parties can find themselves in drawn-out disputes.

The XRP Lending Protocol addresses this by providing a single, verifiable database of truth. The ledger itself is designed to automate the contract terms - repayment schedules, interest calculations, and even late payment penalties - at the protocol level. This reduces the potential for error, helping ensure that every participant is looking at the exact same numbers in real-time.

Market Implications: The Supply-Utility Flywheel

One of the broader benefits we see is moving XRP from "idle" (sitting on exchanges) to "productive" (deployed in protocol vaults). When capital is put to work rather than sitting dormant, it supports the overall health and utility of the ecosystem.

Conclusion: A Call to Governance

The business case is clear. For lenders like Evernorth, the XRPL Lending Protocol (and Single Asset Vault) offers what we believe is an attractive way to grow our treasury. For institutional borrowers, it provides the capital-efficient credit needed to scale brokerage businesses. And for the XRP ecosystem, it could create a flywheel of utility that drives onchain growth.

However, this future depends on the community. The Lending Protocol represents a potential step in the evolution of XRP into a mature, institutional-grade finance platform.

Our Call to Action: We invite the developer community and validators to join us in a phase of exhaustive technical 'stress testing' of the proposed amendment: run the simulations, verify the contract integrity, test the repayment logic, validate the vault mechanics, and provide your most critical feedback. Help us confirm that the feature implementation is as secure as the ledger itself.

Let’s put XRP to work, together.

Sagar oversees partnerships, product commercialization, and ecosystem strategy at Evernorth. Prior to Evernorth, Sagar helped grow the XRP ecosystem at Ripple where he scaled Ripple’s blockchain based cross-border payments solution, led the acquisition of digital asset custody platform Metaco, and drove the launch of Ripple’s U.S. dollar stablecoin, Ripple USD (“RLUSD”)

Evernorth is a publicly listed digital asset treasury (Nasdaq: XRPN) dedicated to institutional-scale XRP adoption and DeFi yield opportunities. Led by CEO Asheesh Birla and a team of fintech veterans, Evernorth is building the infrastructure for tomorrow’s tokenized economy.

Important Disclosures

This blog post contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. The XRP Lending Protocol (XLS-66) is a proposed amendment that has not yet been approved or implemented. There is no guarantee the protocol will be approved, function as described, or achieve the yields discussed. Participation in digital asset lending involves substantial risk, including the potential loss of principal.

This post is for informational purposes only and does not constitute investment, tax, legal, or financial advice. Tax treatment of digital asset transactions varies by jurisdiction, consult your own tax advisor.

For complete risk factors and forward-looking statement disclaimers, please see:

Evernorth Press Release – October 20, 2025

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.